

Mail Stop 3561

July 14, 2017

Brent B. Bickett
President
Cannae Holdings, Inc.
1701 Village Center Circle
Las Vegas, NV 89134

> **Re: Cannae Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 22, 2017**
> **File No. 333-217886**

Dear Mr. Bickett:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 6, 2017 letter.

Selected Historical Data of FNFV, page 66

1. We note from your revised disclosure in footnote 1 to the summary statement of operations data on page 67, that for the year ended December 31, 2015 there is a difference between the statement of operations data for FNFV Group and Splitco due in part to Splitco reflecting the sale of Cascade as the sale of a business which resulted in decreased revenue of $85.1 million, decreased other operating expenses of $72.8 million, and increased realized gains and (losses), net of $12.3 million. Please explain to us why there is a difference between how FNFV Group and Splitco have recognized the sale of Cascade in their respective financial statements.

Executive Compensation, page 104

Investment Success Incentive Program, page 109

2. We note your response to our prior comment 18 and reissue in part. Please revise to disclose the potential payment amounts with respect to the OneDigital transaction for each initial executive officer and clarify whether Splitco will be responsible for such payment amounts.

Audited Financial Statements of Fidelity National Financial Ventures Operations

Note A. Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-15

3. We note your response to our prior comment 20. Please further clarify for us what is meant by your statement "[t]he Company believes that revenue and costs related to company-owned restaurants and initial franchise fees are not material." Please tell us what the material component of restaurant revenues is and please provide us a breakdown of restaurant revenues by type.

Note Q. Segment Information, page F-43

4. We note your response to our prior comment 21. Please note that we are still considering your response and may have further comments.

You may contact Aamira Chaudhry at (202) 551-3389 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Michael J. Aiello
        Weil, Gotshal & Manges LLP